12025081



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/13/12

February 21, 2012

Darren A. Dragovich
The Western Union Company
Darren.Dragovich@westernunion.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-21-12

Re: The Western Union Company
Incoming letter dated January 13, 2012

Dear Mr. Dragovich:

This is in response to your letters dated January 13, 2012 and January 17, 2012 concerning the shareholder proposal submitted to Western Union by John Chevedden. We also have received letters from the proponent dated January 15, 2012, January 24, 2012, January 25, 2012, February 14, 2012 and February 16, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Western Union Company
Incoming letter dated January 13, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

There appears to be some basis for your view that Western Union may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Western Union, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Western Union omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Western Union relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 5 Rule 14a-8 Proposal**
**The Western Union Company (WU)**
**Special Shareholder Meeting**
**John Chevedden**

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

*Allergan, Inc.* (January 25, 2012) said that Allergan did not provide guidance on how a shareholder can determine whether his broker or bank is a DTC participant and did not advise what proof of ownership the shareholder needed to obtain if his broker or bank is not a DTC participant.

This seems to fit the December 6, 2011 Western Union request.

The company persists in its failure to address the footnote to the resolved statement as a footnote:
foot·note n

1. a note at the bottom of a page, giving further information about something mentioned in the text above.
2. an extra comment or information added to what has just been said
3. a relatively unimportant part of a larger issue or event

Thus the company takes the footnote out of context. The company failed to provide any definition of a footnote that claims footnotes are used to reverse the corresponding text.

The proposal without the footnote states (emphasis added):
Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, **holding not less than one-tenth of the voting power of the Corporation**, to call a special meeting.

The key words are, "holding not less than one-tenth of the voting power of the Corporation." The company argument is addressing a hypothetical proposal in which the footnote format is eliminated and the footnote text is then inserted before "holding not less than one-tenth of the voting power of the Corporation."

The company failed to show in *Fuqua Industries, Inc.* (March 12, 1991) that the second of two options was formatted as a footnote and that the first option gave an absolute limit of "not less than." *Fuqua Industries* was inconsistent with the 2012 Western Union proposal because the first option in Western Union established a floor for the second option which was subservient to the first option.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Darren A. Dragovich <Darren.Dragovich@westernunion.com>

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 14, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 4 Rule 14a-8 Proposal**
**The Western Union Company (WU)**
**Special Shareholder Meeting**
**John Chevedden**

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The company persists in its failure to address the resolved statement footnote as a footnote.

The company does not address why the footnote may simply not apply in Delaware at this particular time.

The proposal without the footnote states (emphasis added):
Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, **holding not less than one-tenth of the voting power of the Corporation**, to call a special meeting.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Darren A. Dragovich <Darren.Dragovich@westernunion.com>

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Rule 14a-8 Proposal**
**The Western Union Company (WU)**
**Special Shareholder Meeting**
**John Chevedden**

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

*Allergan, Inc.* (January 25, 2012) said that Allergan did not provide guidance on how a shareholder can determine whether his broker or bank is a DTC participant and did not advise what proof of ownership the shareholder needed to obtain if his broker or bank is not a DTC participant.

This seems to fit the attached December 6, 2011 Western Union letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Darren A. Dragovich <Darren.Dragovich@westernunion.com>

WESTERN UNION

December 6, 2011

VIA EMAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

On December 4, 2011, The Western Union Company (the "Company") received via email a letter from you ("you" or the "Proponent"), dated December 4, 2011. Included with this letter was a proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2012 Proxy Materials") for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Set forth below are certain procedural deficiencies we have identified with respect to the Proposal.

Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that you are not a registered holder of the Company's common stock. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of your common stock (usually a broker or bank) verifying that you have continuously held the requisite number of shares of common stock since at least December 4, 2010 (i.e., the date that is one year prior to the date on which the Proposal was submitted); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of shares as of or before December 4, 2011, along with a written statement that (i) you have owned such shares for the one-year period prior to the date of the statement and (ii) you intend to continue ownership of the shares through the date of the 2012 Annual Meeting.

CHI 6383258v.1

With respect to the first method of proving eligibility to submit a proposal described in the preceding paragraph, please note that the staff of the SEC's Division of Corporation Finance (the "Staff") recently issued guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011), the Staff stated:

> "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only [Depository Trust Company] participants should be viewed as "record holders" of securities that are deposited at [the Depository Trust Company]. As a result, we will no longer follow *Hain Celestial*."

Unless we receive evidence in respect of each of the matters referenced above, we intend to exclude the Proposal from the 2012 Proxy Materials. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

If you have any questions concerning the above, please do not hesitate to contact me at 720-332-5711.

Best Regards,

Darren A. Dragovich
Vice President and Senior Counsel
Corporate Governance and Securities

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**The Western Union Company (WU)**
**Special Shareholder Meeting**
**John Chevedden**

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The company does not address the footnote to the resolved statement as a footnote:
foot·note n
1. a note at the bottom of a page, giving further information about something mentioned in the text above.
2. an extra comment or information added to what has just been said
3. a relatively unimportant part of a larger issue or event

Thus the company takes the footnote out of context. The company failed to provide any definition of a footnote that claims a common use of footnotes is to reverse the corresponding text.

The proposal without the footnote states (emphasis added):
Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, **holding not less than one-tenth of the voting power of the Corporation,** to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Darren A. Dragovich <Darren.Dragovich@westernunion.com>

[WU: Rule 14a-8 Proposal, December 4, 2011]
**3* – Special Shareowner Meetings**

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal can be accomplished by adding 50-words or less to our bylaws.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway. Kenneth Steiner and James McRitchie have submitted a number of proposals on this topic receiving up to 73% support.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rated our company "High Concern" in Executive Pay. Long-Term Incentives (LTI) consisted of Performance-based Cash Awards (PCA) and time-based equities in the form market-priced options and Restricted Stock Units (RSU). Equity given executives for LTIs should include performance-vesting features. Moreover, cash-based long-term incentive pay did nothing to tie executive performance with long-term shareholder value.

Worse, the PCAs covered a two-year period which was not sufficiently long-term. In addition, former CEO Christina Gold was entitled to $4,875,000 in separation pay, nearly $2 million in non-equity incentive payouts and $2.5 million from the vesting of RSU's and career shares. Furthermore, CEO Hikmet Ersek was potentially entitled to $20 million if there was a change in control.

Chairman Jack Greenberg and three other directors were over-committed, serving on 4 or more boards. This made it difficult for these directors to devote the attention required to fulfill all board-related duties.

Five directors owned no stock – no skin in the game concern. And these 5 directors still held 8 of the 12 seats on our most important board committees including every seat on our Audit Committee. Linda Fayne Levinson received our highest negative votes and was still on our audit and executive pay committees.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

---

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

1934 Act/Rule 14a-8

January 17, 2012

*Via Electronic Mail*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Western Union Company – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted by The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), in relation to a stockholder proposal on the topic of special stockholders meetings (the "Proposal") submitted by John Chevedden (the "Proponent"). We have previously submitted to the staff of the Division of Corporation Finance (the "Staff") a letter (the "No-Action Request Letter") requesting confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission if Western Union excludes the Proposal from its proxy materials for its 2012 annual meeting of stockholders. This letter addresses points raised in a letter (the "Response Letter") from the Proponent to the Company, which was received after the submission of the No-Action Request Letter. The Response Letter is attached as Exhibit A.

As explained in the No-Action Request Letter, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent has failed to properly demonstrate that he is eligible to submit the Proposal, and pursuant to Rule 14a-8(i)(3), because the Proposal is vague and indefinite. Also as explained in the No-Action Request Letter, the Company provided the Proponent, within 14 days of its receipt of the Proposal, with a notice (the "Deficiency Notice") regarding the inadequacy of the proof of eligibility submitted with respect to the Proposal.

In the Response Letter, the Proponent contends that the Staff should not concur in the Company's request for no-action relief. He states:

> "The company failed to include any copy of rule 14a-8 or SLB 14F in its request for stock ownership verification. The company letter had no exhibits and was 1.5 pages."

CH1 6439003v.2

The Proponent goes on to cite a section of *Staff Legal Bulletin No. 14* (July 13, 2001) ("SLB 14"), which indicates that companies should not assume that any shareholder is familiar with the proxy rules.

These statements, however, are irrelevant to whether the Staff should grant the Company's request for no-action relief. SLB 14 clearly states that, while registrants should consider sending a copy of Rule 14a-8, this is "not required." The Deficiency Notice was entirely consistent with Rule 14a-8 and provided clear guidance, including guidance taken from *Staff Legal Bulletin No. 14F* (October 18, 2011), regarding what the Proponent needed to do to establish his eligibility to submit a Proposal. The Proponent has not done this.

The Company continues to believe, for the reasons stated in the No-Action Request Letter, that the Proposal may be excluded because the Proponent has failed to demonstrate that he is eligible to submit a proposal. The Company also believes, for the reasons stated in the No-Action Request Letter, that the Proposal may be excluded because it is vague and indefinite, and thus materially misleading. The Response Letter contains no response at all to the Company's contentions in this regard.

Thus, the Company respectfully repeats its request that the Staff grant the Company no-action relief for the reasons set forth in the No-Action Request Letter. If you have any questions regarding this request or desire additional information, please contact me at (720) 332-5711.

Very truly yours,

Darren A. Dragovich
Senior Counsel

Attachments

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**The Western Union Company (WU)**
**Special Shareholder Meeting**
**Kenneth Steiner**

Ladies and Gentlemen:

This responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The company failed to include any copy of rule 14a-8 or SLB 14F in its request for stock ownership verification. The company letter had no exhibits and was 1.5 pages.

Staff Legal Bulletin No. 14 states:
"a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules ..."

SLB 14F is 3600-words and the company included only two sentences from SLB 14F in its December 6, 2011 request for a stock ownership verification letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Darren A. Dragovich <Darren.Dragovich@westernunion.com>

WESTERN UNION

December 6, 2011

VIA EMAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

On December 4, 2011, The Western Union Company (the "Company") received via email a letter from you ("you" or the "Proponent"), dated December 4, 2011. Included with this letter was a proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2012 Proxy Materials") for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Set forth below are certain procedural deficiencies we have identified with respect to the Proposal.

Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that you are not a registered holder of the Company's common stock. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of your common stock (usually a broker or bank) verifying that you have continuously held the requisite number of shares of common stock since at least December 4, 2010 (i.e., the date that is one year prior to the date on which the Proposal was submitted); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of shares as of or before December 4, 2011, along with a written statement that (i) you have owned such shares for the one-year period prior to the date of the statement and (ii) you intend to continue ownership of the shares through the date of the 2012 Annual Meeting.

CHI 6383258v.1

With respect to the first method of proving eligibility to submit a proposal described in the preceding paragraph, please note that the staff of the SEC's Division of Corporation Finance (the "Staff") recently issued guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011), the Staff stated:

> "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only [Depository Trust Company] participants should be viewed as "record holders" of securities that are deposited at [the Depository Trust Company]. As a result, we will no longer follow *Hain Celestial*."

Unless we receive evidence in respect of each of the matters referenced above, we intend to exclude the Proposal from the 2012 Proxy Materials. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

If you have any questions concerning the above, please do not hesitate to contact me at 720-332-5711.

Best Regards,

Darren A. Dragovich
Vice President and Senior Counsel
Corporate Governance and Securities

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**The Western Union Company (WU)**
**Special Shareholder Meeting**
**Kenneth Steiner**

Ladies and Gentlemen:

This responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The company failed to include any copy of rule 14a-8 or SLB 14F in its request for stock ownership verification. The company letter had no exhibits and was 1.5 pages.

Staff Legal Bulletin No. 14 states:
"a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules ..."

SLB 14F is 3600-words and the company included only two sentences from SLB 14F in its December 6, 2011 request for a stock ownership verification letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Darren A. Dragovich <Darren.Dragovich@westernunion.com>

WESTERN UNION

December 6, 2011

VIA EMAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

On December 4, 2011, The Western Union Company (the "Company") received via email a letter from you ("you" or the "Proponent"), dated December 4, 2011. Included with this letter was a proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2012 Proxy Materials") for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Set forth below are certain procedural deficiencies we have identified with respect to the Proposal.

Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that you are not a registered holder of the Company's common stock. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of your common stock (usually a broker or bank) verifying that you have continuously held the requisite number of shares of common stock since at least December 4, 2010 (i.e., the date that is one year prior to the date on which the Proposal was submitted); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of shares as of or before December 4, 2011, along with a written statement that (i) you have owned such shares for the one-year period prior to the date of the statement and (ii) you intend to continue ownership of the shares through the date of the 2012 Annual Meeting.

CHI 6383258v.1

With respect to the first method of proving eligibility to submit a proposal described in the preceding paragraph, please note that the staff of the SEC's Division of Corporation Finance (the "Staff") recently issued guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011), the Staff stated:

> "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only [Depository Trust Company] participants should be viewed as "record holders" of securities that are deposited at [the Depository Trust Company]. As a result, we will no longer follow *Hain Celestial*."

Unless we receive evidence in respect of each of the matters referenced above, we intend to exclude the Proposal from the 2012 Proxy Materials. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

If you have any questions concerning the above, please do not hesitate to contact me at 720-332-5711.

Best Regards,

Darren A. Dragovich
Vice President and Senior Counsel
Corporate Governance and Securities

WESTERN UNION

1934 Act/Rule 14a-8

January 13, 2012

*Via Electronic Mail*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Western Union Company – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of Western Union's intent to exclude from its proxy materials for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting" and such materials, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") and received by Western Union on December 4, 2011. The Company requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if Western Union excludes the Proposal from its 2012 Proxy Materials for the reasons outlined below.

The Company intends to file its definitive proxy materials for its 2012 Annual Meeting on or about April 10, 2012. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

**THE PROPOSAL**

The Proposal includes the following:

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

A copy of the Proposal, including its supporting statements, is attached to this letter as Exhibit A.

## BACKGROUND

On December 4, 2011, Western Union received via email a letter (the "Submission Letter") from the Proponent, which included the Proposal. Following receipt of the Submission Letter, the Company determined that it had not received evidence that the Proponent met the minimum stock ownership requirements established by Rule 14a-8(b). On December 6, 2011, the Company sent via email a letter (the "Deficiency Notice") to the Proponent informing him of this deficiency, and further informing him that the Company intended to exclude the Proposal if it did not receive proof, in the form prescribed by Rule 14a-8(b)(2), of the eligibility of the Proponent to submit the Proposal. The Deficiency Notice is attached as Exhibit B. The Deficiency Notice described what the Proponent was required to do to remedy the deficiency, and advised the Proponent that any materials intended to be submitted in response to the Deficiency Notice should be submitted to the Company within 14 days of Proponent's receipt of the Deficiency Notice.

In addition to describing the requirements of Rule 14a-8, the Deficiency Notice described the Staff's recent guidance in *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"). The Deficiency Notice specifically noted that proof of Proponent's eligibility had to come from a DTC participant. On December 7, 2011, the Company received via email a response from the Proponent (the "Response Letter"), which is attached as Exhibit C. Included with the Response Letter was a letter from Ram Trust Services ("Ram Trust" and such letter, the "Ram Trust Letter"), which contained statements about the Proponent's holdings in the Company.

## ANALYSIS

### The Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent has failed to properly demonstrate that he is eligible to submit the Proposal.

Rule 14a-8(b)(2) provides that a proponent who is not a record holder "must prove . . . eligibility to the company in one of two ways." The two exclusive methods are (i) providing a written statement from the record holder, usually a broker or bank, or (ii) providing a copy of the SEC filings identified in Rule 14a-8(b)(2)(ii). In this case, the Proponent is not a record holder of the Company's common stock, nor has he made any of the filings referenced in Rule 14a-8(b)(2)(ii). Therefore, the only way for the Proponent to establish eligibility under Rule 14a-8 is to "submit to the company a written statement from the record holder of [his] securities...verifying that, at the time [he] submitted [his] proposal, [he] continuously held the securities for at least one year."

The Ram Trust Letter is not a written statement by a "record" holder of the Proponent's shares because Ram Trust is not a DTC participant. Pursuant to the Staff's guidance in Section B.3 of SLB 14F, in the event that the Proponent's broker or bank is not on the DTC participant list, the Proponent "will need to obtain proof of ownership from the DTC participant through which the securities are held[,]" which at the very least should be a letter "from the DTC participant confirming the broker or bank's ownership" of shares of the Company's common stock." The Ram Trust letter does include a statement that Ram Trust holds the Proponent's shares through The Northern Trust Company, which is a DTC participant. However, the Proponent has not provided a written statement from The Northern Trust Company verifying Ram Trust's ownership of any shares of the Company's common stock for the one-year period ending December 4, 2011.

Section B.3 of SLB 14F states that the Staff "will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin." The Deficiency Notice provided by the Company to the Proponent did describe the required proof of ownership in a manner consistent with the guidance of SLB 14F. The Deficiency Notice informed the Proponent (i) of the existence of SLB 14F, (ii) of the Staff's guidance in SLB 14F that only DTC participants are viewed as "record" holders for purposes of Rule 14a-8(b)(2)(i), and (iii) that this represents a change in the Staff's position with respect to what constitutes a record holder under Rule 14a-8.

Any further information the Proponent might now submit would be untimely under the 14 day response period allowed under Rule 14a-8(f). Therefore, the Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent has failed to demonstrate that he is eligible to submit the Proposal. The Proponent is not a record holder of the Company's stock and has not otherwise provided the Company with sufficient evidence of his eligibility to submit a proposal by one of the methods recognized by Rule 14a-8(b)(2) in accordance with the Staff's guidance. As a result, the Company asks that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(f)(1).

**<u>The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is inherently vague and indefinite.</u>**

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials…." The Staff has consistently held that vague and indefinite shareholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). Additionally, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Company acknowledges that the Proposal includes some text that the Staff has previously concluded does not warrant exclusion under Rule 14a-8(i)(3). *See, e.g., Honeywell International Inc.* (January 18, 2011); *The Boeing Company* (January 27, 2010). However, the Proposal includes language not, to our knowledge, previously considered by the Staff, that renders the Proposal distinguishable from other special meeting proposals that have withstood Rule 14a-8(i)(3) challenges. Specifically, the Proposal is vague and indefinite because the Proposal sets forth two different ownership thresholds for stockholders to call a special stockholders meeting.

The Proposal includes a request that the Company's board of directors undertake steps to amend the Company's governing documents to "enable[] one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law." This resolution embodies two distinct thresholds. One threshold would allow stockholders "holding not less than one-tenth* of the voting power of the Corporation" to call a special stockholders meeting. Problematically, however, the resolution includes a second threshold, that is, "the lowest percentage of our outstanding common stock permitted by state law." For a Delaware corporation, the minimum permitted by state law would be one share. In effect, the proposal asks stockholders to approve management actions to allow for both the following:

> <u>Option 1</u>: Holders of stock representing one-tenth of the voting power of the Company shall be allowed to call, or cause to be called, a special stockholders meeting.
>
> <u>Option 2</u>: Holders of stock representing the minimum number of shares required—i.e., one—to call a special stockholders meeting under Delaware law shall be allowed to call, or cause to be called, a special stockholders meeting.

Given the ambiguities described above, the intended voting threshold of the Proposal is simply not clear. If shareholders were to vote on the Proposal, they would have no way of knowing whether they were being asked to approve a special meeting right conditioned upon obtaining the support of holders of not less than one-tenth of the Company's voting power, or whether they were being asked to approve a special meeting right that could be invoked by the holder of even a single share (i.e., the "lowest percentage...permitted by state law"). Similarly, were the Proposal to pass, the Company would have no way of knowing what it was required to do in order to implement the Proposal. Were the Company to attempt to implement the Proposal by selecting one of several possible interpretations, any actions taken in attempting to implement that interpretation could be significantly different from the actions envisioned by shareholders voting on the Proposal. This is a classic situation in which Rule 14a-8(i)(3) permits exclusion.

Finally, any suggestion by Proponent that any portion of the Proposal should survive a Rule 14a-8(i)(3) challenge because select portions of the Proposal have previously survived Rule 14a-8(i)(3) challenges should be rejected. The Staff has previously concurred in the exclusion of entire proposals pursuant to Rule 14a-8(i)(3) even where substantial portions of the proposal were identical to another proposal that was not excludable under Rule 14a-8(i)(3). *Wyeth* (January 28, 2009) (concurring in exclusion of a proposal using the language "applying to shareowners only and meanwhile not apply to management and/or the board", but declining to concur with respect to a substantially similar proposal which replaced the foregoing language with "that apply to shareowners but not to management and/or the board").

**CONCLUSION**

For the reasons stated above and in accordance with Rules 14a-8(f) and 14a-8(i)(3), the Company requests your concurrence that the entire Proposal may be excluded from Western Union's 2012 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at 720-332-5711.

Very truly yours,

Darren A. Dragovich
Senior Counsel

Attachments

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jack M. Greenberg
Chairman of the Board
The Western Union Company (WU)
12500 E Belford Ave
Englewood CO 80112
Phone: 720 332-1000
PH: 866-405-5012
Fax: 720-332-4753

Dear Mr. Greenberg,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 4, 2011
Date

cc: David Schlapbach <david.schlapbach@westernunion.com>
Corporate Secretary
Darren A. Dragovich <Darren.Dragovich@westernunion.com>
Counsel, Corporate Governance
Sarah Kilgore <Sarah.Kilgore@westernunion.com>

[WU: Rule 14a-8 Proposal, December 4, 2011]
**3* – Special Shareowner Meetings**

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal can be accomplished by adding 50-words or less to our bylaws.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway. Kenneth Steiner and James McRitchie have submitted a number of proposals on this topic receiving up to 73% support.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rated our company "High Concern" in Executive Pay. Long-Term Incentives (LTI) consisted of Performance-based Cash Awards (PCA) and time-based equities in the form market-priced options and Restricted Stock Units (RSU). Equity given executives for LTIs should include performance-vesting features. Moreover, cash-based long-term incentive pay did nothing to tie executive performance with long-term shareholder value.

Worse, the PCAs covered a two-year period which was not sufficiently long-term. In addition, former CEO Christina Gold was entitled to $4,875,000 in separation pay, nearly $2 million in non-equity incentive payouts and $2.5 million from the vesting of RSU's and career shares. Furthermore, CEO Hikmet Ersek was potentially entitled to $20 million if there was a change in control.

Chairman Jack Greenberg and three other directors were over-committed, serving on 4 or more boards. This made it difficult for these directors to devote the attention required to fulfill all board-related duties.

Five directors owned no stock – no skin in the game concern. And these 5 directors still held 8 of the 12 seats on our most important board committees including every seat on our Audit Committee. Linda Fayne Levinson received our highest negative votes and was still on our audit and executive pay committees.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

---

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

WESTERN UNION

December 6, 2011

VIA EMAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

On December 4, 2011, The Western Union Company (the "Company") received via email a letter from you ("you" or the "Proponent"), dated December 4, 2011. Included with this letter was a proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2012 Proxy Materials") for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Set forth below are certain procedural deficiencies we have identified with respect to the Proposal.

Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that you are not a registered holder of the Company's common stock. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of your common stock (usually a broker or bank) verifying that you have continuously held the requisite number of shares of common stock since at least December 4, 2010 (i.e., the date that is one year prior to the date on which the Proposal was submitted); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of shares as of or before December 4, 2011, along with a written statement that (i) you have owned such shares for the one-year period prior to the date of the statement and (ii) you intend to continue ownership of the shares through the date of the 2012 Annual Meeting.

CHI 6383258v.1

With respect to the first method of proving eligibility to submit a proposal described in the preceding paragraph, please note that the staff of the SEC's Division of Corporation Finance (the "Staff") recently issued guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011), the Staff stated:

> "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only [Depository Trust Company] participants should be viewed as "record holders" of securities that are deposited at [the Depository Trust Company]. As a result, we will no longer follow *Hain Celestial*."

Unless we receive evidence in respect of each of the matters referenced above, we intend to exclude the Proposal from the 2012 Proxy Materials. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

If you have any questions concerning the above, please do not hesitate to contact me at 720-332-5711.

Best Regards,

Darren A. Dragovich
Vice President and Senior Counsel
Corporate Governance and Securities

Exhibit C

# RAM TRUST SERVICES

| Post-it® Fax Note 7671 | Date 12-7-11 | # of pages ▶ |
| --- | --- | --- |
| To Darren Ovrgovich | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 720-332-3840 | Fax # | |

December 7, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 100 shares of American Tower Corp. (AMT common stock – CUSIP:029912201), 60 shares of McDonalds Corp. (MCD common stock – CUSIP:580135101), 90 shares of Southwestern Energy Company (SWN common stock– CUSIP:845467109), 75 shares of Union Pacific Corp. (UNP common stock – CUSIP:907818108), and 225 shares of Western Union Co. (WU common stock – CUSIP:959802109) since at least November 30, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,

Cynthia C. O'Rourke

Cynthia O'Rourke
Sr. Portfolio Manager